UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

February 15, 2010
(Date of report, date of earliest event reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

Nevada	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(c)   **Appointment of Chief Merchandising and Chief Operating Officers**

On February 15, 2010, Richard A. Maloney was appointed Chief Merchandising Officer of Stage Stores, Inc. (the "Company"). Mr. Maloney had been serving as President and Chief Operating Officer of the Company's South Hill Division. The Company will begin a search for a Chief Operating Officer of the South Hill Division, who will report to Mr. Maloney.

Mr. Maloney, age 60, joined the Company in October 2008 as the President and Chief Operating Officer of the South Hill Division. From 2003 to 2008, he served as the Senior Partner of The Remark Group, a retail consulting firm that he founded. From 1996 to 2003, he served as President and CEO of the Meier and Frank division of Macy's.

In connection with Mr. Maloney's appointment:

- his base salary was increased from $475,000 to $550,000;

- he was awarded 100,000 Stock Appreciation Rights ("SARS") that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year);

- he was awarded 25,000 shares of restricted stock that will cliff vest three years from the date of his appointment (i.e., February 15, 2013); and

- his target bonus potential under the Company's 2010 Senior Executive Incentive Bonus Plan will be 70% of his base salary, which is an increase from 60% of his base salary under the Company's 2009 Senior Executive Incentive Bonus Plan.

On February 15, 2010, Edward J. Record was appointed Chief Operating Officer of the Company. Mr. Record had been serving as the Company's Executive Vice President and Chief Financial Officer. The Company has begun a search for a Chief Financial Officer, who will report to Mr. Record. Mr. Record will retain the Chief Financial Officer responsibilities until the successful conclusion of the search.

Mr. Record, age 41, joined the Company in May 2007 as Executive Vice President, Chief Administrative Officer. He was promoted to Executive Vice President, Chief Financial Officer in September 2007. From October 2005 to May 2007, he served as Senior Vice President of Finance for Kohl's Corporation. From June 2002 to October 2005, Mr. Record served as Senior Vice President of Finance, Controller for Belk, Inc.

In connection with Mr. Record's appointment:

- his base salary was increased from $460,000 to $550,000;

- he was awarded 100,000 Stock Appreciation Rights ("SARS") that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year);

- he was awarded 25,000 shares of restricted stock that will cliff vest three years from the date of his appointment (i.e., February 15, 2013); and

- his target bonus potential under the Company's 2010 Senior Executive Incentive Bonus Plan will be 70% of his base salary, which is an increase from 65% of his base salary under the Company's 2009 Senior Executive Incentive Bonus Plan.

Item 8.01   Other Events

On February 16, 2010, the Company issued a News Release announcing that Richard Maloney has been appointed Chief Merchandising Officer of the Company and that Edward Record has been appointed Chief Operating Officer of the Company. The News Release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on February 16, 2010 announcing that Richard Maloney has been appointed Chief Merchandising Officer of the Company and that Edward Record has been appointed Chief Operating Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


STAGE STORES, INC.


February 17, 2010   /s/ Edward J. Record
     (Date)   Edward J. Record
                                     Chief Financial Officer and
                                     Chief Operating Officer